Exhibit 99.1

NEWS RELEASE

YAMANA GOLD ANNOUNCES RESULTS FOR THE THIRD QUARTER 2012
- RECORD PRODUCTION AND REVENUE, COSTS DECLINED,CONTINUED STRONG CASH FLOW-

TORONTO,ONTARIO, October 29,2012─YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “the Company”) today announced its financial and operating results for the third quarter 2012.

HIGHLIGHTS FOR THE THIRD QUARTER 2012

•	Record production of 310,490 gold equivalent ounces (GEO)(1), an 11% increase over the same period a year ago
•	Gold production of 266,374 ounces
•	Silver production of 2.2 million ounces
•	Cash costs of $201 per GEO(2)(3)

•	Significant financial results
•	Record revenue of $612 million
•	Adjusted earnings(2) of $178 million, $0.24 per share
•	Cash flow generated from operations(4) of $286 million, $0.38 per share
•	Generated cash margin(5) of $1,479 per ounce
•	Over $1.15 billion in available funds, including cash and cash equivalents of $400 million

•
Completed the acquisition of Extorre Gold Mines and commenced the evaluation of exploration and development plans for Cerro Moro. $5 million will be spent in 2012 to increase and upgrade mineral resources

"We delivered record revenue and production in the third quarter and year to date, which also resulted in strong cash flow. Our cash flow after changes in working capital reached record levels also. As production increases, and more production enters a commercial phase, that should translate into increasing cash flow. Our development projects continue to advance and delivery of additional future growth is in progress. We also realized on a further objective in the third quarter with the closing of our acquisition of Extorre Gold, which is now being evaluated for its exploration and development contribution to Yamana,” commented Peter Marrone, Chairman and Chief Executive Officer. “We are also confident that we will deliver production and costs within our guidance this year. We will continue our efforts at becoming a reliable precious metals company delivering growth and sustainability across all measures from production to cash flow.”

1.	Gold equivalent ounces (GEO) includes silver production at a ratio of 50:1.
2.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/q32012
3.	Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.
4.	Cash flow from operations before changes in non-cash working capital.
5.	Cash margin is the difference between the average realized gold price received less by-product cash costs per GEO.

KEY STATISTICS
	Three months ended September 30		Nine months ended September 30
(In thousands of US dollars except where noted)	2012	2011	2012	2011
Revenues	$611,807	$555,211	$1,707,257	$1,604,571
Cost of sales excluding depletion,depreciation & amortization	231,660	189,429	624,526	538,308
Depletion, depreciation and amortization	100,989	93,619	283,544	263,148
General and administrative expenses	37,241	27,470	106,859	89,038
Exploration expenses	15,336	7,741	42,909	23,318
Operating Earnings	220,609	229,776	599,268	697,116
Equity earnings from Alumbrera	20,644	9,425	32,496	37,750
Net earnings	59,965	115,767	272,902	458,696
Net earnings per share - basic	0.08	0.16	0.37	0.62
Adjusted earnings	177,588	190,267	496,965	528,654
Adjusted earnings per share	0.24	0.26	0.67	0.71
Cash flow generated from operations after changes in working capital	363,059	342,268	790,177	886,932
Per share	0.48	0.46	1.06	1.19
Cash flow generated from operations before changes in working capital	285,696	330,522	746,883	945,939
Per share	0.38	0.44	1.00	1.26
Average realized gold price per ounce	1,680	1,697	1,661	1,532
Average realized silver price per ounce	30.76	37.52	30.15	36.42
Average realized copper price per pound	3.54	3.98	3.62	4.15

PRODUCTION SUMMARY – FINANCIAL  AND OPERATING SUMMARY

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Total gold equivalent ounces - produced	310,490	279,274	878,021	825,379
Gold produced	266,374	230,986	743,597	684,613
Silver produced (millions of ounces)	2.2	2.4	6.7	7.0
Total gold equivalent ounces – sold	315,972	277,528	869,376	817,321
Total copper produced – Chapada (millions of pounds)	39.4	41.4	110.1	120.6
Total payable copper sold - Chapada (millions of pounds)	37.1	38.7	101.8	110.0
	2012	2011	2012	2011
Co-product cash costs per gold equivalent ounce(2)	$531	$468	$529	$456
Cash cost per pound of copper – Chapada(2)	$1.38	$1.45	$1.40	$1.33
By-product cash costs per gold equivalent ounce(2)	$201	$94	$242	$9

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Financial Results for the three months ended September 30, 2012
Revenues were $612 million in the third quarter compared with $555 million in the same quarter of 2011. Mine operating earnings were $279 million in the quarter, compared with $272 million in the third quarter of 2011.  Higher revenues and mine operating earnings were mainly due to higher sales volume of gold from the production of the new Mercedes mine, which was under construction during the comparative period, partly offset by lower metal prices and lower volume of copper concentrate sales.

Revenues for the quarter were generated from the sale of 297,406 GEO and 37.1 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment. This compares to production excluding Alumbrera of 266,351 GEO and 38.7 million pounds of copper in the third quarter of 2011.

Adjusted earnings were $178 million or $0.24 basic and diluted earnings per share in the third quarter of 2012, compared with $190 million or $0.26 per share in the same quarter of 2011. Lower adjusted earnings is attributed to lower metal prices, primarily copper and silver prices, partly offset by higher volume of gold sales and increased equity earnings from the Company’s interest in Alumbrera.

During the quarter, market fundamentals remained firm for gold and gold prices started to trend upward largely in reaction to the easing of monetary policy by most of the major economies.  Compared with the third quarter of 2011, current quarter average realized gold price in 2012 was $1,680 per ounce versus $1,697 per ounce in 2011, current quarter average realized copper price was $3.54 per pound versus $3.98 per pound and current quarter average realized silver price was $30.76 per ounce compared to $37.52 per ounce in the third quarter of 2011.  Although average realized prices for gold, copper and silver were lower than those in the third quarter of 2011, average realized prices for gold and silver trended upward from the second quarter of 2012, increased by 5% and 14%, respectively, consistent with market prices.

Net earnings for the quarter were $60 million or $0.08 per share on a basic and diluted basis, compared with net earnings of $116 million or basic and diluted earnings per share of $0.16 for the third quarter of 2011. Net earnings for the third quarter of 2012 were impacted by an increase in the Chilean tax rate, enacted in late September which affects the tax rates on both current and deferred income taxes. The Company has applied the new tax rate on all of its Chilean deferred income tax liabilities resulting in an adjustment to net earnings during the reporting period although deferred income taxes may never be paid unless the assets are sold through a direct asset sale.  The additional taxes from the change in the Chilean tax rate may never be paid.

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Depletion, depreciation and amortization (“DDA”) expense for the quarter was $101 million, an increase from $94 million in the third quarter of 2011. The impact in DDA is mainly driven by higher volume of gold sales and the additional DDA from the Mercedes mine, which was under construction during the comparative period in 2011.

Other expenses as an aggregate of general and administrative, exploration, other operating and net finance expenses were $94 million in the three months ended September 30, 2012, compared to $83 million in the third quarter of 2011.  The increase in other expenses is detailed below.

General and Administrative expenses were $37 million compared to $28 million in 2011. The increase in administrative expenses was due to the expanded administration of the Company’s growing operations including the addition of the Mercedes mine.

Consistent with the Company’s exploration plans to pursue organic growth while continuing to build on its successful record of replacing and increasing mineral reserves and mineral resources, exploration expenses increased to $15 from $8 million incurred in the comparative quarter in 2011.

Other operating expenses were $27 million compared to $17 million in the comparative quarter of 2011 due to non-cash impairment losses recognized during the period, in particular the impairment losses on available-for-sale investment which accounted for $10 million.

Net finance expense was $15 million for the third quarter compared with net finance expense of $32 million in 2011.  Significantly lower net finance expense in the current quarter, compared to the third quarter of 2011, was mainly due to lower unrealized exchange losses partially offset by interest expense on higher debt level and lower capitalization of borrowing cost as Mercedes completed commissioning in February.  In the third quarter of 2011, higher unrealized exchange losses related to monetary assets and liabilities were recorded as a result of the increase in the value of the Brazilian and Chilean currencies versus the United States Dollar.

The Company recorded an income tax expense of $146 million for the quarter (2011: tax expense of $82 million) of which $84 million was related to the impact of increased Chilean tax rates on deferred income taxes. The potential impact of this Chilean tax rate change was disclosed and discussed in the Company’s second quarter report.  As the charge is non-cash and relates to deferred tax balances recorded in prior years, it is added back to adjusted earnings.  The current quarter income tax provision reflects a current income tax expense of $47 million (2011: tax expense $52 million) and a deferred income tax expense of $99 million (2011: deferred tax expense $30).  Although taxes are accrued at a rate of 30% for accounting purposes, the adjusted tax rate for the third quarter of 2012 was 26%, in line with the comparative third quarter of 2011. The adjusted tax rate for the third quarter of 2012 excludes the effect of the Chilean tax increase on deferred income taxes.

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Cash flows generated from operations before changes in non-cash working capital items for the quarter ended September 30, 2012 were $286 million compared to $331 million for the same period ended September 30, 2011. The decrease was due to lower earnings in the third quarter of 2012.  Additionally, the Company did not receive any cash dividends from Minera Alumbrera in the third quarter of 2012 compared to $0.4 million received in the third quarter of 2011.  Cash flows from operations after taking into effect changes in working capital items for the period ended September 30, 2012 were $363 million, compared to inflows of $342 million for the same period ended September 30, 2011. The increase was mainly attributed to the increase of trade payables and other payables due to timing of payments.

Equity earnings from associate were $21 million for the quarter compared with $9 million in the third quarter of 2011. Cash distributions from the Company’s equity investment in Alumbrera during the quarter were nil compared to $0.4 million in the third quarter of 2011.

Cash and cash equivalents as at September 30, 2012 were $400 million compared to $550 million as at December 31, 2011.  The lower cash balance was due to the cash consideration paid upon the acquisition of Extorre in August 2012.

The Company has over $1.15 billion in available funds to continue to invest in future growth.

Financial Results for the nine months ended September 30, 2012
Revenues were $1.7 billion in the first nine months compared with $1.6 billion in the same period of 2011 mainly due to an increase of realized prices for gold and increased sales of gold partly offset by lower sales volume of concentrate, copper and silver, and lower prices for copper and silver.  Mine operating earnings were $799 million, compared with $803 million in the first nine months of 2011.

Adjusted earnings were $497 million or $0.67 basic and diluted earnings per share in the first nine months of 2012, compared with $529 million or $0.71 per share in the same period of 2011. Lower adjusted earnings is mainly attributed to lower prices for copper and silver, lower volumes of copper and concentrate sold, partly offset by higher average realized gold prices and gold ounces sold during the period. Lower equity earnings from the Company’s investment in Alumbrera also affected net earnings for the period.

Average realized price of gold was $1,661 per ounce, consistent with market prices, compared with $1,532 per ounce for the same period in 2011.  Average realized copper price was $3.62 per pound versus the average of $4.15 per pound, and average realized price for silver was $30.15 per ounce compared to $36.42 per ounce in the first nine months of 2011.

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Net earnings for the first nine months were $273 million or $0.37 basic and $0.36 diluted earnings per share, compared with net earnings of $459 million or basic and diluted earnings per share of $0.62 for the same period of 2011.  In addition to the items impacting adjusted earnings discussed above, net earnings were impacted by an increase in the Chilean tax rates, enacted in late September, which affected the tax rates on both current and deferred income taxes.

Cash flows generated from operations before changes in non-cash working capital items for the nine month period ended September 30, 2012 were $747 million compared to $946 million for the  same period ended September 30, 2011.  Cash flows from operations after taking into effect changes in working capital items for the period ended September 30, 2012 were $790 million, compared to inflows of $887 million for the same period ended September 30, 2011.

Equity earnings from associate were $33 million for the first nine months compared with $38 million in the same period in 2011.  Cash distributions from the Company’s equity investment in Alumbrera during the period were nil compared to $27 million in the first nine months of 2011.

Operating Results for the three months ended September 30, 2012
Total production was a record 310,490 GEO for the third quarter, including the Company’s attributable production from the Alumbrera mine of 13,633 GEO and production during commissioning of the tailings re-treatment project at Minera Florida of 1,861 GEO, compared with production of 279,274 GEO for the quarter ended September 30, 2011.  Commercial production for the quarter of 308,629 GEO was also a quarterly production record, representing an 11% quarter-to-quarter increase.  The production increase was mainly due to the contribution from the Company’s new mine, Mercedes in Mexico and increased production from Fazenda Brasileiro.  Production from all mines was in line with plan except for Minera Florida, where the ramp up of the tailings re-processing plant was delayed in part due to the installation of a zinc recovery plant which is expected to further improve the cost structure through additional zinc by-product credits. Build-up of ore stockpiles at Chapada, El Peñón, Jacobina and Gualcamayo continued to provide greater flexibility in respect to future production.

By-product cash costs were $201 per GEO, compared with $94 per GEO in the third quarter of 2011.  By-product cash costs were impacted by lower copper sale credits as a result of lower market prices.  The average market price for copper was 14% lower than that for the third quarter of 2011.

Co-product cash costs were $531 per GEO compared with $468 per GEO for the third quarter of 2011.  Planned lower gold grades at certain mines and higher input costs during the period primarily impacted by-product and co-product cash costs.

Copper production for the third quarter was 39.4 million pounds from the Chapada mine, compared with 41.4 million pounds for the third quarter 2011.  Chapada copper production was lower primarily as a result of expected lower copper grade and recovery rate offset by higher throughput compared with the third quarter of 2011. Additionally, 10.4 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 9.5 million pounds for the quarter ended September 30, 2011. Total copper production for the third quarter was 49.8 million pounds, compared with 50.9 million pounds in the same quarter of 2011.

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Co-product cash costs per pound of copper were $1.38 for the quarter from the Chapada mine, compared with $1.45 per pound for the third quarter in 2011.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera mine were $1.49 per pound versus $1.48 per pound for the quarter ended September 30, 2011.

The Company anticipates average by-product cash costs for the year to be lower than $250 per GEO, in line with previous guidance. By-product cash costs are highly dependent on copper price assumptions. A downward trend in co-product cash costs is expected to result from the continued ramp up of production at Mercedes, additional lower cost production from the tailings re-treatment material at Minera Florida and the expected grade improvement during the fourth quarter at El Peñón and at Jacobina beginning in the fourth quarter.

OPERATING MINES

A summary of mine-by-mine operating results can be found on the final page of this press release.

Chapada, Brazil
Chapada produced a total of 33,610 GEO contained in concentrate in the third quarter of 2012 compared with 36,075 GEO contained in concentrate in the same quarter of 2011. Chapada copper production was 39.4 million pounds in the quarter compared with production of 41.4 million pounds of copper in the third quarter of 2011.

Production for the quarter was consistent with the mine plan, which indicated lower grades and recovery rates for 2012 relative to 2011.  Production levels from Chapada will be less in 2012 compared to 2011 levels consistent with the mine plan, however, gold production is expected to increase late 2013 and in the years to follow, mostly as a result of the start up of the oxide gold operation at Suruca and the expected gold and copper production from Corpo Sul beginning in 2014.

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By-product cash costs for the quarter were negative $1,659 per GEO compared with negative $2,045 per GEO for the same quarter in 2011.  Lower by-product cash cost credits were due to lower copper sale credits as a result of lower market prices and lower sales volume of copper pounds. The favourable effects of higher tonnage mined and tonnage processed on by-product and co-product cash costs per GEO were partly offset by lower feed grades and lower recovery rates during the quarter compared to that of the third quarter of 2011. To reverse the trend of lower grades and lower recovery rates, a study to increase grind capacity has been started and a CIL project is planned for 2013.

Co-product cash costs were $341 per GEO in the third quarter, virtually unchanged from $329 per gold ounce in the same quarter of 2011.  Co-product cash costs for copper were $1.38 per pound in the third quarter versus $1.45 per pound in the same quarter of 2011.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $174 million (2011 – $149 million). Revenues included mark-to-market adjustments and final and provisional pricing settlements in the quarter of positive $6 million (2011 – negative $42 million).

In December 2011, the Company completed the feasibility study and basic engineering on the oxides at Suruca. The deposit will support an additional average production of 45,000-50,000 gold ounces per year to Chapada’s operations over an initial five years beginning in late 2013.

Drilling continued at Corpo Sul, a gold and copper deposit discovered in 2011 at the southwest end of the orebody of Chapada with mineral resources of higher average grade cores especially near the current Chapada pit.  The additional drilling has further defined the geometry and grade continuity of Corpo Sul from the southwest limits of the 2011 mineral resources for an additional strike length of 2.9 kilometres.  Mineralization and mineral resources have been traced along a combined strike length of almost 16 kilometres centered by the main Chapada pit. These new discoveries have led to the initiation of a pre-feasibility study, which is currently underway and expected to be completed by year end.  Corpo Sul is expected to enhance throughput through the blending of this higher grade ore with ore from the main Chapada pit and, as its size and scale increases, it will be evaluated as a stand alone orebody.

The Company’s strategic plan is to ensure sustainable production from Chapada of 150,000 gold ounces and 135 million pounds of copper from 2013 for at least five years.

Jacobina, Brazil
Gold production at Jacobina was 30,028 ounces in the third quarter, compared with 31,567 ounces produced in the third quarter of 2011. The decrease in production in the third quarter compared to that of 2011, resulted from a decrease in feed grade and lower tonnage processed, partly offset by improved recoveries. Continued development of access to higher grade areas is expected to improve average ore grade beginning in the fourth quarter.

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Cash costs were $768 per ounce for the third quarter compared with $654 per ounce in the third quarter of 2011. Cash costs were impacted by higher labour inflation and maintenance costs in addition to continued roof support improvements made during the quarter.

The Company continues to focus on upgrading the current mineral resources at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine.  Development of these high grade areas creates the opportunity for production to increase to approximately 140,000 ounces beginning in 2014.

Fazenda Brasileiro, Brazil
Production at Fazenda Brasileiro was 18,601 ounces of gold in the third quarter compared to 14,335 ounces of gold in the third quarter of 2011, representing a 30% quarter-over-quarter increase. The increased production was mainly due to higher gold grade and increased tonnage processed.  Compared with the previous quarters of the year, the third quarter production also represents increases of 15% over the second quarter production and 32% above the first quarter production.

Cash costs for the third quarter were $803 per ounce, 15% lower than $940 per ounce for the same period in 2011. Increases in tonnage processed positively impacted cash costs and more than offset the effect of mining inflation. Compared with the previous quarters of the year, the third quarter per ounce cash costs also represent decreases of 3% from the second quarter and 23% from the first quarter cash costs.

The Fazenda Brasileiro mine was acquired in 2003 with two and a half years of mine life remaining based on known mineral reserves. The Company has been mining at Fazenda Brasileiro for nearly nine years. The mine continues to further outline exploration potential and mineral resource additions are expected in 2012.

Two new mineralization zones, CLX2 and Lagoa do Gato were discovered in 2009. The CLX2 zone is identified as having significant potential for high grade sources of ore for the mill.  Both infill and extension drilling confirm the continuity of mineralization in both areas.  The Company continues to develop the high grade mineral reserves at CLX2 with a focus on increasing mineral reserves and mineral resources. The Company is evaluating the possible extension of mine life.

El Peñón, Chile
El Peñón produced 118,457 GEO during the third quarter of 2012 compared to 120,627 GEO in the same quarter of 2011.  Production for the quarter consisted of 83,092 ounces of gold and 1.8 million ounces of silver, compared with 76,347 ounces of gold and 2.2 million ounces of silver produced in the third quarter of 2011.

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Production of gold increased by 9%, compared with the same quarter of 2011, mainly as a result of higher feed grade, while production of silver decreased by 20% due to lower feed grade and lower recovery rate.  These variations in grade and recovery are consistent with the mine plan for 2012 and the result of the combination of ore from different veins and mines.

Cash costs were $422 per GEO in the third quarter, compared with $407 per GEO in the third quarter in 2011. Higher maintenance costs, increases in power costs, diesel and other consumables in addition to other mining cost inflation compared to that of the third quarter of 2011, contributed to higher per unit cash costs, which are expected to decrease as feed grades are expected to continue to improve for the balance of 2012, according to the mine plan.

Exploration has been ongoing for 20 years at El Peñón, which has a long track record of replacement of ounces mined.  Exploration at Pampa Augusta Victoria (“PAV”) is being accelerated as part of the Company’s continuous exploration effort on high grade areas at El Peñón.  This is expected to return significant near surface gold and silver values, improve production and provide mining flexibility for a sustainable production level of about 440,000 GEO per year and ultimately increase mine life.  Development has commenced at PAV.

Minera Florida, Chile
Minera Florida produced a total of 22,339 GEO in the quarter, compared with 26,577 GEO in the third quarter of 2011. The expected lower production was mainly a result of the combined effect of lower gold and silver feed grades, lower gold recovery rate, and lower tonnage mined and processed.  Grade variations are due to the combination of production areas included in the mine plan compared to that of the third quarter of 2011. Mine and plant production were also affected by weather, which extended its effects from the second quarter into the third quarter.

In addition, the mine produced 1,315 tonnes of zinc in the third quarter, compared with 2,389 tonnes of zinc produced in the third quarter of 2011.  Zinc is accounted for as a by-product credit to cash costs.

Cash costs for the third quarter were $826 per GEO compared with $588 per GEO in the same quarter in 2011 primarily as a result of higher cost for power, increased cost in temporary mine services and labour inflation, the adverse effect of lower production on unit costs, and lower credit from sales of zinc as a result of lower production and lower prices for zinc.

The Company’s expansion project at Minera Florida is expected to increase annual production by approximately 40,000 GEO per year for five years through the re-treatment of tailings. The tailings re-treatment plant was completed in May and ramp up to design capacity was delayed in part due to the installation of a zinc recovery plant that was not initially contemplated. The zinc recovery plant is expected to further improve costs through the application of additional zinc by-product credits.  Production from tailings re-treatment for 2012 is expected to be in the range of 12,000 to 16,000 GEO and ramp up to 40,000 GEO per year in 2013. Overall costs are expected to improve with the addition of tailings production given the lack of mining costs associated with the re-treatment of tailings.  In subsequent periods, mine grade is expected to be consistent with plan and overall site performance augmented by ramping up the processing of relatively low cost historical tailings material.

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The recently strengthened leadership team at the senior management level in Chile continues to focus on the operations in Chile and Mexico with the expansion at Minera Florida as their first priority.

Gualcamayo, Argentina
Gualcamayo produced 38,248 ounces of gold in the third quarter, representing a 2% increase, compared with 37,381 ounces produced in the third quarter of 2011.  Higher production was mainly due to higher recoveries, in spite of lower feed grade. The grade for the third quarter was consistent with plan. Increased tonnage of ore mined reflects Gualcamayo’s continuous effort in stacking materials in preparation of transitioning to Phase III of the mine as part of the planned expansion.  Recovery rate improved over the second quarter and the comparative quarter in 2011 as a result of the production from the new Valle Norte heap leach pad.

Cash costs were $669 per ounce in the quarter ended September 30, 2012 compared with $442 per ounce in the third quarter of 2011. Inflationary pressures on labour and consumable costs, lower grade and re-handling of waste costs along with increased maintenance to improve availability of equipment resulted in higher cash costs.  Gualcamayo is an open pit operation along a mountain face and from time to time waste is removed and stored and then must be moved again once that ore has been accessed. This movement, or re-handling, of waste will cause costs to increase from time to time.  This re-handling is also expected to have an impact on fourth quarter cost levels. The Company is evaluating how to reduce the re-handling of waste and has initiated a maintenance program in an effort to better contain costs. This is in addition to increased production through existing facilities, mainly from QDD Lower West, should reduce costs on a per ounce basis.

Underground development of QDD Lower West continues to advance and project completion remains on schedule.  Full ramp-up of Gualcamayo’s expansions to be completed by mid-2013 are expected to increase sustainable production to over 200,000 gold ounces per year beginning in 2014.

A scoping study on the evaluation of milling higher grade ore at Gualcamayo, subject to mineral resource increases in 2012 and 2013, has commenced and is expected to be completed in the first half of 2013.

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Mercedes, Mexico
Mercedes produced 33,713 GEO in the third quarter, representing increases of 17% over the second quarter production and 41% over the first quarter.  Third quarter production consists of 31,497 ounces of gold and 0.1 million ounces of silver.  Production at Mercedes has increased in consecutive quarters since the declaration of commercial production for Mercedes in February 2012.

Cash costs per GEO were $490 for the third quarter, 2% lower than the cash costs in the second quarter and 8% lower than the first quarter, representing decreases in consecutive quarters since the beginning of commercial production. Cash costs are expected to trend down as production continues to ramp up, averaging approximately $475 - $500 per GEO for the year.

Development continues at the Barrancas zone with the higher grade Lagunas Norte vein, one of the newest discoveries at the mine, which started production from sills in the third quarter.  Development of the vein structure in the Barrancas zone was not included in the original mine plan and represents a significant opportunity to increase production. Infill drilling at Lupita is confirming the width and grades of mineralization and is expected to continue growth of the measured and indicated mineral resources that will extend mine life, maintain higher throughput and sustainable production levels.

Production is initially planned at an annual rate of 120,000 GEO per year although for 2012 the Company plans to produce approximately 105,000 GEO as the mine completes its ramp up.  With the acceleration of underground development and plant modifications the Company expects production to increase to 125,000 – 135,000 GEO in 2013 with a target of 140,000 GEO thereafter.

Alumbrera, Argentina
The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $21 million for the third quarter, compared with $9 million reported for the same quarter of 2011.  Higher earnings were due to the resumption of export sales by Alumbrera in the second quarter to comply with a new resolution in respect of repatriation of net proceeds from export sales set forth by the Argentine Government.  Subsequently, the Argentine Government amended its resolution enabling Alumbrera to resume export sales of concentrate in July and the backlog of sales is expected to be realized during the second half of 2012.  The Company did not receive a cash distribution during the nine months ended September 30, 2012, compared with cash distributions of $0.4 million in the third quarter and $27 million for the nine month period ended September 30,  2011.

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Attributable production from Alumbrera was 13,633 ounces of gold and 10.4 million pounds of copper for the quarter. This compares with attributable production of 12,712 ounces of gold and 9.5 million pounds of copper for the third quarter of 2011.

By-product cash costs per ounce of gold were negative $2,254 in the quarter ended September 30, 2012, compared with negative $1,216 in the third quarter of 2011.  Co-product cash costs were $282 per ounce compared with $259 per ounce in the third quarter of 2011.

CONSTRUCTION AND DEVELOPMENT PROJECTS

Ernesto/Pau-a-Pique, Brazil
Physical completion is on schedule for end of the year. Ernesto/Pau-a-Pique commenced the commissioning phase, which will continue for the remainder of the year as will the process for obtaining the final operational permits. Commercial production is expected within 4-6 months.  As of September 30, 2012, physical advancement continued and was approximately 96% complete. Mine development and electromechanical works continued as expected.  Underground development at Pau-a-Pique continued to progress and reached a total length of more than 4,200 metres.  Annual production is expected to be approximately 90,000-100,000 gold ounces.

C1 Santa Luz, Brazil
Construction is progressing to a planned physical completion by the end of 2012. Start up of operations is planned for early 2013 with commercial production expected within 4-6 months after start up.  Water availability for C1 Santa Luz will come from a reservoir for which water is collected during the rainy season, which usually starts in November. Start up will depend on how quickly water will be accumulated in the reservoir.  As of September 30, 2012, physical advancement of the project was over  90% complete. Civil works and electromechanical assembly continued as planned. Power line construction is expected to be completed in January 2013.  Annual production is expected to be approximately 100,000 gold ounces with average annual production during the first two full years to exceed 130,000 gold ounces.

Pilar, Brazil
Construction progress is on schedule with commissioning and start up of production expected by mid-2013 with commercial production expected within 4-6 months of start up.  As at September 30, 2012, mine and plant were advanced to approximately 66% completion. Civil works and electromechanical assembly continued as planned. Underground development at Pilar continued to progress and reached a total length of more than 8,000 metres and underground development at Caiamar has progressed more than 400 metres.

Annual production from the mine was originally estimated to be 120,000 ounces of gold.  The project is being built with 30% additional capacity to that contemplated in the feasibility study in anticipation of significant mineral resource growth. Ore feed from Caiamar, a high-grade satellite deposit located 38 kilometres west of Pilar, is expected to contribute to production at Pilar thereby increasing production to a minimum of 140,000 gold ounces per year expected to begin as early as 2014.  Mineral resource development and work on a feasibility study continued at Caiamar during the quarter.  The ore from this deposit can be processed at Pilar with the higher grades offsetting the additional transportation costs.

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Jeronimo, Chile
The Company continues to advance and evaluate additional organic projects, including Jeronimo and Suyai. At Jeronimo, the optimization studies, which supplement the feasibility study to further enhance the project economics and to create greater certainty on costs with the advanced engineering in progress, are expected to be delivered by the end of 2012.  The pressure oxidation plant final process design is in progress.  The benefit of reduced sulfuric acid consumption will be achieved with the insertion of a countercurrent decantation circuit.  The review of the tailings disposal project, which relates to the thickening of tailings, has been completed, this tailings initiative  is expected to reduce capital expenditures over the project life. The Company will continue discussions with its joint venture partner, Codelco (43% owner of the project), toward an objective of evaluating a construction decision.

EXPLORATION
The Company is committed to developing its future based on its exploration successes and organic growth with programs targeting mineral reserve growth and mineral resource discovery in addition to development projects and discoveries at existing operations.

The budget for the 2012 exploration program of $125 million will continue to focus on increasing the Company’s mineral reserves and mineral resources, accelerating the development of new discoveries such as Jordino and Maria Lazarus at Pilar, the extension of Pampa Augusta Victoria and definition of a new discovery at El Peñón, the expansion of high grade mineral resources at Jacobina and the development of several greenfield projects with the potential to be brought into the Company’s project pipeline, enhancing present and future asset values. Included in the program is $5 million, which is expected to be spent at Cerro Moro, an advanced exploration and development stage project obtained through the recent acquisition of Extorre.

The following summary highlights key updates from the exploration and development program at the Company since the end of the second quarter of 2012.

Cerro Moro, Argentina
On August 22, 2012, the Company acquired all of the issued and outstanding common shares of Extorre Gold Mines Limited that owned several exploration and development stage precious metals projects, the most advanced of which is the Cerro Moro project, a high grade gold and silver deposit with approximately 1.36 million ounces of gold equivalent indicated mineral resources and 1.05 million ounces of gold equivalent inferred mineral resources, located in the province of Santa Cruz in Argentina.

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Evaluation of exploration and development plans is underway.  The evaluations are expected to be completed by the end of 2012.  The $5 million is to be spent in 2012 on this newly acquired property to increase and upgrade categories of mineral resources, with a focus on certainty in the definition of grade and size of the orebody. The recent granting of development permits by the Argentine government to a gold mining company for the building of a new mine in the province of Santa Cruz further demonstrates the mining friendly position of the provincial government.

Gualcamayo, Argentina
During the quarter, 13 diamond drill holes were completed at QDD Lower West.  Year to date, the Company has completed 60 diamond drill holes totaling 13,496 metres. The drilling was completed to extend the southwest extension of the main QDD Lower West deposit and also to further delineate the Rodado breccia, which was discovered in 2011.
Pilar, Brazil
During the quarter diamond drilling was focused on infill drilling at the Jordino deposit.  A total of 50 diamond drill holes were completed on the down dip portion of the Jordino deposit to upgrade the inferred mineral resource to the indicated mineral resource category and further increase confidence in the deeper parts of the deposit.  For the remainder of the year, drilling will focus on the delineation of the Maria Lazarus deposit located 10 kilometres west of Jordino.

Chapada, Brazil
Exploration at Corpo Sul, the newly discovered mineralized zone located southwest of and adjacent to the main pit at Chapada, has completed 29,000 metres of diamond drilling out of a total planned program of 32,000 metres.

Results since the discovery of Corpo Sul, in 2011, have established the zone as a new porphyry system south of the main Chapada pit with grades in excess of expected grades being mined in future years at the operation. With continued drilling at 200 metre spacing, the Company has increased confidence in the continuity of the higher grades and the eventual increased size of Corpo Sul.

In the third quarter, 35 additional diamond drill holes have been completed on the southwest extension of Corpo Sul. The additional drilling has further defined the geometry and grade continuity of Corpo Sul from the southwest limits of the 2011 mineral resource.  Results from the most recently received assays indicate all the high grade intersections are within 700 metres of the current Corpo Sul mineral resource and will extend the currently modeled mineral resource to the southwest.

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The current drill results at Corpo Sul confirm the expansion of the mineralized zone and continue the recent exploration success at Chapada which commenced with Suruca in 2010 and Corpo Sul in 2011. Mineralization and mineral resources have now been traced along a combined strike length of almost 16 kilometres centered by the main Chapada pit.

These new discoveries have led to the initiation of a pre-feasibility study that is now underway, which will define the role of Suruca and Corpo Sul in the future production at Chapada. This study is expected to be completed by the end of 2012, and it is expected to include a new mineral resource at Corpo Sul using the current drilling information. Corpo Sul is expected to enhance throughput through the blending of these higher grade ore with ore from the main Chapada pit and as its size and scale increases it will be evaluated as a stand alone orebody.

In 2013, the Company expects to begin evaluating the area to the southeast of Corpo Sul and Chapada on targets that have already been identified, with the goal of unlocking further value at Chapada.  Exploration success to date should facilitate targeted sustainable annual production levels of approximately 150,000 ounces of gold and 135 million pounds of copper from 2013 for at least five years. Continued exploration success is expected to extend this sustainable production level for a longer period within the overall mine life.

El Peñón, Chile
During the quarter, 105 diamond and reverse circulation drill holes were completed at El Peñón.  The majority of the drilling was completed at Dorada West and the Elizabeth vein at Pampa Augusta Victoria. The new and additional drilling to be completed in the fourth quarter will allow for initial mineral resource estimates to be completed at both new vein zones by the end of the first quarter of 2013.

Dorada West is located immediately to the west of Dorada, approximately halfway between the Providencia and Dorada vein deposits. Drilling has outlined mineralization along a strike length of approximately 900 metres and a dip length of 150 metres. The deposit remains open to the south and down dip.

At Elizabeth drilling has outlined a vein structure that is very similar in appearance and grade to the Victoria vein located 400 metres to the west. However, the vein width at Elizabeth is typically narrower than Victoria with the average width being less than one metre.

Mercedes, Mexico
During the quarter, drilling totaled approximately 10,500 metres in 46 diamond drill holes. The drilling was completed at the Diluvio/Lupita area and the Rey de Oro vein zone.

At Diluvio/Lupita, drilling was completed to convert inferred mineral resource at Lupita to indicated mineral resource and to also explore the gap between the Diluvio and Lupita vein zones and try to establish a link between the two deposits. Although the drilling did establish a structural and mineralogical link between the two deposits, the grades of mineralization were uneconomic.

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The Rey de Oro deposit lies on trend of the Klondike deposit approximately 200 metres further to the east-southeast. Drilling on 60 metre centers along strike and down dip has identified a wide zone (greater than 30 metres) of near surface, quartz veinlet stockworking with locally well developed quartz veins. The stockwork zone is strongly oxidized and select high grade intervals were previously mined by artisanal miners. Since the beginning of the year, 31 diamond drill holes have been completed at Rey de Oro.

Picacho, Mexico
The Company commenced its first drilling campaign at Picacho in July with drilling results expected before the end of 2012.

OUTLOOK AND STRATEGY

The Company is focused on operational reliability with a focus on increasing cash flows through containing costs and expanding margins, thereby maximizing shareholder value. The Company continues on a steady path of organic growth through expanding current, near term and in development production plans, developing new projects and advancing its exploration properties.  The Company sometimes complements its growth strategy by adding properties and projects with high development potential and economic upside through strategic acquisitions.

Production in 2012 is expected to be in the range of 1.175 to 1.310 million GEO with a target level exceeding 1.2 million GEO. This will represent an increase from 2011 production of approximately 13%, most of which will come from Mercedes as production ramps up having completed commissioning in February 2012.

Production in 2013 is expected, to be in the range of 1.48 to 1.66 million GEO with a target level exceeding 1.5 million GEO.  Almost all of the increase over 2012 will come from production from C1 Santa Luz and Ernesto/Pau-a-Pique, Mercedes being at full capacity for a full year, an increase in production at Minera Florida, the production coming from the expansion of Gualcamayo and Pilar, which we expect to start up by mid-year.

By 2014, production is targeted to be at a sustainable level of over 1.7 million GEO with a target of approximately 1.75 million GEO.  Production of over 1.75 million GEO thereafter will depend upon construction decisions for other projects and assets held by the Company which are now being evaluated, the most advanced of which are Jeronimo, Cerro Moro, Agua Rica and Suyai.

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The Company is contemplating certain initiatives that will result in improved recoveries, reduced costs and/or mine life extension at various operations. The objective of these initiatives is for cash flow sustainability and an increase in cash flow.  The most significant potential impacts are at El Peñón, Chapada, Mercedes, Gualcamayo and Jacobina.

Cash costs are expected to remain below $250 per GEO for 2012.  Cash costs are calculated after only base metal by-product credits.

Development capital expected to be spent in 2012 remains to be below $665 million as planned.  This will decline in 2013 and the following years as the Company’s development projects are completed.  Sustaining capital expenditures are expected to be $340 million in 2012 and while it will increase in aggregate as production increases it will decline on a per GEO basis as the production platform increases.  The Company expects to spend approximately $125 million on exploration in 2012 with a continued focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, and exploration of greenfield targets.

In addition to over $1.15 billion of available cash and undrawn credit available at September 30, 2012, the Company expects robust cash flows from operations under the current and intermediate term pricing conditions for gold will enable the Company to fully fund its growth, reward shareholders through dividends and accelerate capital spending to enhance the Company’s production growth profile.

THIRD QUARTER CONFERENCE CALL
Q3, 2012 Conference Call Information for Tuesday, October 30, 2012 at 11:00  a.m. ET

Toll Free (North America):	1-800-355-4959
Toronto Local and International	416-695-6616
International: Participant Audio Webcast:	www.yamana.com

Q3, 2012 Conference Call REPLAY:

Toll Free Replay Call (North America):	1-800-408-3053	Passcode 9088417
Toronto Local and International:	905-694-9451	Passcode 9088417

The conference call replay will be available from 2:00 p.m. ET on October 30, 2012 until 11:59 p.m. ET on November 13, 2012.

Via Webcast
Live Audio & Webcast: www.yamana.com

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For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

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Chile
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Equivalent Ounces Produced	Gold Equivalent Ounces Sold	Cash Cost per GEO ⁽¹⁾
El Peñón
Q3, 2012	361,544	7.72	196.3	93.3	78.1	83,092	1,768,273	118,457	117,390	$422
Q2 2012	355,132	6.32	194.3	94.1	82.5	68,275	1,848,501	105,245	104,873	$491
Q1 2012	335,741	7.19	212.0	93.5	82.9	72,742	1,896,604	110,675	108,011	$442
Total 2011	1,452,090	7.05	215.9	93.0	84.0	306,184	8,470,112	475,586	473,607	$400
Q4 2011	363,796	6.91	200.1	93.1	83.9	75,407	1,981,806	115,043	116,174	$413
Q3 2011	367,503	6.77	215.4	93.6	86.8	76,347	2,213,974	120,627	125,600	$407
Q2 2011	362,778	7.64	220.2	93.4	85.1	80,861	2,162,850	124,118	117,030	$382
Q1 2011	358,013	6.91	227.8	92.0	79.9	73,568	2,111,482	115,798	114,803	$397
Minera Florida
Q3 2012	227,246	2.97	37.2	80.5	67.3	19,994	210,297	24,200	24,371	$826
Q2 2012	224,107	3.15	43.3	80.8	69.6	19,179	239,931	23,978	23,229	$811
Q1 2012	228,994	3.70	25.2	81.4	62.4	22,101	130,191	24,705	26,354	$748
Total 2011	920,388	3.50	38.5	84.0	68.3	86,914	791,173	102,738	101,565	$591
Q4 2011	207,147	3.37	50.2	83.5	68.9	18,326	241,208	23,151	23,219	$706
Q3 2011	242,670	3.45	38.0	84.0	67.6	22,569	200,399	26,577	28,717	$588
Q2 2011	238,287	3.43	31.8	83.9	68.0	22,034	167,114	25,376	22,831	$614
Q1 2011	232,284	3.78	35.2	84.6	68.7	23,986	182,453	27,635	26,798	$476

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Brazil
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	By-Product Cash Cost per GEO ⁽¹⁾	Co-Product Cash Cost per GEO(1)
Chapada
Q3 2012	5,566,744	0.30	58.6	33,610	28,202	$(1,659)	$341
Q2 2012	5,802,649	0.30	59.8	35,697	35,847	$(2,207)	$302
Q1 2012	4,487,496	0.29	59.6	26,367	25,970	$(1,473)	$348
Total 2011	20,581,385	0.32	63.8	135,347	129,419	$(2,454)	$319
Q4 2011	5,559,778	0.32	60.5	34,313	33,146	$(1,715)	$320
Q3 2011	5,075,556	0.33	66.0	36,075	28,618	$(2,045)	$329
Q2 2011	4,857,313	0.32	64.3	31,566	34,260	$(3,555)	$342
Q1 2011	5,088,739	0.32	64.7	33,392	33,395	$(2,615)	$286

	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	By-Product Cash Cost per GEO ⁽¹⁾	Co-Product Cash Cost per GEO(1)
Jacobina
Q3 2012	545,578	1.81	94.4	30,028	31,385		$768
Q2 2012	523,603	1.75	95.1	28,005	27,852		$735
Q1 2012	526,765	1.94	93.0	30,493	29,706		$666
Total 2011	2,148,275	1.89	93.3	121,675	123,323		$643
Q4 2011	527,537	2.03	93.4	31,983	32,904		$646
Q3 2011	559,207	1.89	92.9	31,567	30,528		$654
Q2 2011	532,496	1.74	93.4	27,806	28,354		$663
Q1 2011	529,035	1.91	93.5	30,319	31,537		$611
Fazenda Brasileiro
Q3 2012	255,769	2.52	89.6	18,601	20,448		$803
Q2 2012	251,430	2.27	88.4	16,219	14,048		$827
Q1 2012	270,292	1.84	88.1	14,059	14,536		$1,037
Total 2011	936,459	2.07	88.4	55,163	56,907		$937
Q4 2011	234,767	2.33	88.1	15,568	16,430		$915
Q3 2011	249,752	1.99	89.9	14,335	14,534		$940
Q2 2011	246,551	2.02	87.5	14,007	13,052		$934
Q1 2011	205,389	1.93	88.2	11,252	12,891		$968

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Argentina
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per GEO ⁽¹⁾
Gualcamayo
Q3 2012	1,664,568	0.78	94.0	38,248	42,095	$669
Q2 2012	1,977,398	0.90	71.6	38,297	33,832	$547
Q1 2012	2,098,004	0.85	68.1	39,263	39,877	$436
Total 2011	7,578,156	0.97	68.4	158,847	160,326	$441
Q4 2011	1,955,094	0.99	65.4	40,676	40,908	$424
Q3 2011	1,844,293	0.94	67.7	37,381	38,354	$442
Q2 2011	1,882,237	1.02	74.4	43,194	46,399	$399
Q1 2011	1,896,533	0.95	66.4	37,597	34,665	$507
Alumbrera
Q3 2012	1,271,732	0.45	72.8	13,633	18,566	$(2,254)
Q2 2012	1,218,825	0.44	71.2	12,359	3,242	$711
Q1 2012	1,166,630	0.36	67.5	9,317	8,227	$(1,270)
Total 2011	4,775,130	0.42	69.4	44,502	44,664	$(1,448)
Q4 2011	1,176,148	0.30	68.3	7,746	9,709	$(1,351)
Q3 2011	1,239,638	0.44	71.8	12,712	11,177	$(1,216)
Q2 2011	1,227,348	0.47	68.2	12,670	12,367	$(1,736)
Q1 2011	1,131,995	0.45	69.3	11,374	11,412	$(1,452)

Mexico
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Equivalent Ounces Produced	Gold Equivalent Ounces Sold	Cash Cost per GEO (1)
Mercedes
Q3 2012	151,415	6.77	74.2	94.5	29.6	31,497	110,817	33,713	31,835	$490
Q2 2012	151,425	5.53	70.6	94.9	30.8	26,646	112,729	28,900	28,760	$499
Q1 2012	136,063	5.9	83.6	93.7	28.4	22,016	96,887	23,953	29,041	$534

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Copper Production
	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper(1)
Chapada
Q3 2012	5,566,744	0.40	80.6	39.4	37.1	$1.38
Q2 2012	5,802,649	0.38	83.3	40.4	37.4	$1.34
Q1 2012	4,487,496	0.36	84.0	30.3	27.3	$1.51
Total 2011	20,581,385	0.42	87.4	166.1	153.6	$1.29
Q4 2011	5,559,778	0.43	86.7	45.4	43.6	$1.20
Q3 2011	5,075,556	0.42	87.5	41.4	38.7	$1.45
Q2 2011	4,857,313	0.43	88.4	40.8	41.6	$1.32
Q1 2011	5,088,739	0.39	87.1	38.5	29.7	$1.21
Alumbrera
Q3 2012	1,084,296	0.44	85.1	10.4	14.8	$1.92
Q2 2012	1,218,825	0.45	85.9	10.5	2.3	$1.41
Q1 2012	1,166,630	0.40	79.4	8.0	7.2	$1.85
Total 2011	4,775,130	0.40	77.2	32.2	31.5	$1.82
Q4 2011	1,176,148	0.30	78.9	6.2	7.7	$2.59
Q3 2011	1,239,638	0.44	79.5	9.5	7.9	$1.58
Q2 2011	1,227,348	0.45	77.2	9.3	8.8	$1.54
Q1 2011	1,131,995	0.39	73.1	7.1	7.1	$1.85

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2011 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.

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There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A, except that 2010 financial data is presented in accordance with previous Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

AVERAGE CASH COSTS

The Company discloses “average cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”) do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Average cash costs are computed both on a co-product and by-product basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of average cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in  the Company’s MD&A Section 5 “Overview of Annual Results” and Section 6 “Overview of Quarterly Results” for both the yearly and quarterly reconciliations, respectively, found on the Company’s website at www.yamana.com.

ADDITIONAL MEASURES

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The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:
•	Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.
•	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
•
Cash flows generated from operations before changes in non-cash working capital -  excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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